UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

MACKENZIE REALTY CAPITAL, INC.
(Name of Subject Company (Issuer))

MACKENZIE REALTY CAPITAL, INC.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Chip Patterson, Esq.
MacKenzie Capital Management, LP
89 Davis Road, Suite 100
Orinda, California  94563
(925) 631-9100 ext. 1006

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

 Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$2,400,000	$311.52
*	For purposes of calculating the filing fee only. Assumes the purchase of 400,000 Shares at a purchase price equal to $6.00 per Share in cash.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $311.52
Form or Registration No.: SC TO-I
Filing Party: MacKenzie Realty Capital, Inc.
Date Filed: March 19, 2021

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 FINAL AMENDMENT TO SCHEDULE TO
This Final Amendment to the Tender Offer Statement on Schedule TO relates the Offer by MacKenzie Realty Capital (the "Company") to purchase, as approved by the Company's board of directors (the "Board"), 58,897.7444 shares of its issued and outstanding common stock, par value $0.0001 per share (the "Shares"), at $6 per Share (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated March 19, 2021 and related Letter of Transmittal.

The Company has received and accepted a total of approximately 13,303,521.4954 Shares. Upon completion of the Offer, the Company purchased 0.4% of the outstanding Shares as of the Offer Date.  The Company will make cash payments of approximately $353,386.47 to purchase the Shares accepted pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2022	MacKenzie Realty Capital, Inc.

	By:	/s/ Chip Patterson
Name: Chip Patterson
Title: Chairman, Secretary and General Counsel